FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of October 2010

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated September 28, 2010 in which Registrant announced that it has been chosen by Orange Business Services for broadband satellite communications solutions.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated October 4, 2010	By:	/s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Gilat Chosen by Orange Business Services for broadband satellite communications solutions

--SkyEdge II network deployed by Orange for cellular backhaul network in Niger--

Petah Tikva, Israel, September 28, 2010 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) announced today that it has signed a corporate sourcing contract with France Telecom SA for the provision of satellite communications equipment. Consequently, Orange Business Services, the enterprise communications arm of France Telecom, has installed a Gilat SkyEdge II hub at their Bercenay-en-Othe teleport in France. This hub will facilitate the operation of a new cellular backhaul network in Niger.

The sourcing contract signed between the two companies qualifies the SkyEdge II broadband satellite communications equipment for the Orange brand entities. This equipment covers a range of solutions such as IP/VPN, broadband access and cellular backhaul. SkyEdge II also gives Orange the advantage of network-wide Demand Assigned Multiple Access which matches user demands to available satellite capacity and offers bandwidth savings when compared to traditional Single Channel Per Carrier based solutions.

The network in Niger will be deployed in multi-star topology allowing the expansion of the GSM network coverage to remote locations. One of the advantages of this multi-star topology is that Orange Business Services can manage the network from their Bercenay teleport in France while maintaining direct, single-hop connectivity between the SkyEdge II terminals installed within the GSM network in Niger.

“We are pleased to have added SkyEdge II to our portfolio of value-added satellite business solutions,” said Mr. Bruno Henrion, Head of Satellite Factory, Orange. “Gilat’s multi-star technology enables us to operate satellite networks for our multinational customers and worldwide subsidiaries in a centralized manner increasing the operational efficiency and utilization of our resources.”

Orange Business Services is uniquely positioned in the market combining its terrestrial and satellite capabilities with its extensive global coverage and ITIL-aligned service management. VSAT functions as an alternative way of accessing the corporate MPLS network, similar to terrestrial leased lines, DSL or Ethernet.

“It is a privilege for Gilat to have established this important cooperation with Orange," said Aharon Fuchs, Gilat’s Regional Vice President of Sales, Europe. “Both companies share a common goal to produce global connectivity solutions that increase business productivity. Gilat’s NetEdge multi-star solution enables Orange to manage multiple networks that combine local VPN services for remote sites with inter-continental Internet access all on a single platform.”

About Gilat SkyEdge II
Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat’s diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks.

About Gilat NetEdge
The newest addition to Gilat's SkyEdge II portfolio is NetEdge™, a dedicated solution for multi-star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

About Orange
Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. With 131.8 million customers, the Orange brand now covers Internet, television and mobile services in the majority of countries where the Group operates. At the end of 2009, France Telecom had consolidated sales of 50.9 billion euros, including its activities in the United Kingdom, and at June 30, 2010, the Group had a customer base of 182 million customers in 32 countries. These include 123.1 million mobile customers and 13.2 million broadband internet (ADSL) customers worldwide. Orange is the number three mobile operator and the number two provider of broadband internet services in Europe and, under the brand Orange Business Services, is one of the world leaders in providing telecommunication services to multinational companies.

The Group's strategy, which is characterized by a strong focus on innovation, convergence and effective cost management, aims to establish Orange as an integrated operator and benchmark for new telecommunications services in Europe. Today the Group remains focused on its core activities as a network operator, while working to develop its position in new growth activities. To meet customer expectations, the Group strives to provide products and services that are simple and user-friendly, while maintaining a sustainable and responsible business model that can be adapted to the requirements of a fast-paced and changing eco-system.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information (on the Internet and on your mobile): www.orange.com, www.orange-business.com, www.orange-innovation.tv

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited, Orange France or France Telecom.

About Gilat
Gilat Satellite Networks Ltd. is a leading provider of products and professional services for satellite-based broadband communications networks worldwide. Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family. Gilat's wholly-owned subsidiary, Spacenet Inc., is a leading provider of managed services in North America to the business and government segments. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

###

Gilat Media Contact:
Robert Bell
Phone: +972-3-925-2472
email: robert@gilat.com